NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Erin Reeves McGinnis T 404.322.6208 erin.reevesmcginnis@nelsonmullins.com	Atlantic Station 201 17th Street, NW | Suite 1700 Atlanta, GA 30363 T 404.322.6000 F 404.322.6050 nelsonmullins.com

August 3, 2021

VIA EDGAR

Ms. Jennifer Gowetski

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

OFFICE OF REAL ESTATE & CONSTRUCTION

Washington, DC 20549

Re:	Strategic Storage Trust VI, Inc.
Registration Statement on Form S-11
Filed May 28, 2021
File No. 333-256598

Dear Ms. Gowetski:

On behalf of our client, Strategic Storage Trust VI, Inc. (the “Company”), we are submitting this letter regarding the Company’s Registration Statement on Form S-11 filed on May 28, 2021 (the “Registration Statement”). This letter includes our response to the comment letter from the staff of the Commission’s Office of Real Estate and Commodities (the “Staff”) to H. Michael Schwartz, the Chairman of the Board and Chief Executive Officer of the Company, dated June 25, 2021 (the “Comment Letter”). The headings and paragraph numbers below correspond to those of the Comment Letter. We have reproduced the Staff’s comments and included our responses below each comment. The Company has filed today Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 1.

Cover Page

1.

We note your disclosure that until you generate operating cash flows sufficient to pay distributions, you may pay distributions from financing activities, which may include borrowings in anticipation of future cash flows or the net proceeds of your offerings (which may constitute a return of capital). Please revise to clarify whether proceeds from other offerings may be used to fund distributions and, if so, how you would account for such distributions.

RESPONSE: In response to this comment, please be advised that, upon commencement of the public offering, the Company does not expect to pay distributions using proceeds of its private offering. We have revised the prospectus to indicate that distributions may be paid from net proceeds of this offering. To the extent the Company expects to use proceeds of its private offering for payment of distributions in the future, the Company hereby undertakes to revise the prospectus accordingly. We respectfully request that you clear this comment.

CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | MARYLAND | MASSACHUSETTS | NEW YORK

NORTH CAROLINA | SOUTH CAROLINA | TENNESSEE | WEST VIRGINIA

Class T Shares, page 6

2.

We note your disclosure on page 6 that you allocate the stockholder servicing fee on a class specific basis. With a view toward disclosure, please explain to us whether investors who purchase relatively early in the offering may pay greater stockholder servicing fee than investors who purchase later and whether the total underwriting compensation may vary depending on whether an investor purchases relatively early in the offering.

RESPONSE: In response to this comment, we note that the stockholder servicing fee with respect to a particular Class T share will terminate no later than the third anniversary of the issuance of the share. We believe that this feature greatly reduces the likelihood that an investor who purchases early in the offering will pay a greater stockholder servicing fee than an investor who purchases later in the offering. Unless the stockholder servicing fee ceases early due to a liquidity event or total underwriting compensation exceeds the FINRA 10% limit (which is not likely), each investor will pay the same amount of stockholder servicing fees over the three-year period. Due to the ongoing nature of the dealer manager servicing fee, however, it is inherent that an investor who purchases earlier in the offering will likely pay a greater amount in dealer manager servicing fees than an investor who makes a purchase later in the offering, and such earlier investor may therefore pay a greater amount in total underwriting compensation. Accordingly, we have added the following sentence on page 6 of the prospectus under the “Class W Shares” subheading: “Therefore, stockholders who purchase Class W shares earlier in the offering will likely pay greater dealer manager servicing fees and, hence, total underwriting compensation, than stockholders who purchase Class W shares later in the offering.” We respectfully request that you clear this comment.

Other Considerations, page 7

3.

We note your disclosure on page 7 that you may sell Class A shares in this offering at a reduced price to your dealer manager, participating broker-dealers and participating registered investment advisors. Please revise to provide more specific disclosure quantifying these discounts and clarifying what you mean by participating broker-dealers and participating registered investment advisors.

RESPONSE: In response to this comment, we note that the discussion in the “Plan of Distribution” section on page 184 of the prospectus quantifies the discounts in question. We also note that a cross-reference to the “Plan of Distribution” section is contained in the paragraph you cited on page 7. We respectfully submit that the level of detail contained in the “Plan of Distribution” section with respect to these reduced prices is not necessary in the “Summary” section and would potentially cause confusion. Most stockholders do not fall into the categories that would make them eligible for these reduced prices, therefore we believe that a cross-reference to additional information is sufficient, should an investor wish to learn more.

By “participating broker-dealers” and “participating registered investment advisors,” the Company is referring to those broker-dealer firms and registered investment advisors that have entered into agreements with the Company’s dealer manager to sell shares of the Company’s stock in the offering. We note that “participating broker-dealers” is described in the second paragraph of the “Plan of Distribution – Compensation of Dealer Manager and Participating Broker-Dealers” section on page 182 of the prospectus. We have further revised such paragraph as follows:

Our dealer manager will enter into participating dealer agreements with certain other broker-dealers which are members of FINRA, referred to as participating broker-dealers, to authorize such broker-dealers to sell our shares, and will enter into placement agreements with registered investment advisors, referred to as participating registered investment advisors, to authorize such registered investment advisors to sell our shares. Upon sale of our shares by participating broker-dealers, our dealer manager will reallow all of the sales commissions paid in connection with sales made by these participating broker-dealers.

We respectfully request that you clear this comment.

Prospectus Summary, page 12

4.

You state that your sponsor, SmartStop REIT Advisors, LLC, is an indirect subsidiary of SmartStop. Please revise to identify who controls SmartStop and provide a summary identifying affiliated REITs, clarifying the status of their offerings and operations, and cross referencing the page where you discuss conflicts of interest.

RESPONSE: SmartStop is a public non-traded REIT with thousands of stockholders and a board of directors comprised of a majority of independent directors, therefore SmartStop is not “controlled” by anyone. However, in an attempt to address this comment, we have revised the first paragraph in the “Prospectus Summary – Our Sponsor” section of the prospectus as follows, to reflect among other things that H. Michael Schwartz is also the Chief Executive Officer of SmartStop and the Issuer’s sponsor:

Our sponsor, SmartStop REIT Advisors, LLC, is an indirect subsidiary of SmartStop. SmartStop is a self-managed REIT with a fully integrated operations team of approximately 400 self storage professionals focused on growing the SmartStop® Self Storage brand. SmartStop is currently closed to new investors. H. Michael Schwartz, our Chief Executive Officer, also serves as Chief Executive Officer of SmartStop and of our sponsor. SmartStop, through our sponsor, also sponsors SSGT II, a private REIT. See the “Conflicts of Interest – Interests in Other Real Estate Programs and Other Concurrent Offerings” section of this prospectus for additional information. SmartStop is the tenth-largest self storage company in the U.S., with approximately $1.8 billion of real estate assets under management, including an owned and managed portfolio of 155 properties in 19 states and the Greater Toronto Area of Ontario, Canada and comprising approximately 105,000 units and 11.9 million rentable square feet. SmartStop and its affiliates own or manage 17 operating self storage properties in the Greater Toronto Area, which total approximately 14,200 units and 1.5 million rentable square feet. Additional information regarding SmartStop is available at www.smartstopselfstorage.com, but the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.

With respect to the portion of your comment requesting information about the offering status of affiliated REITs, please be advised that Strategic Storage Growth Trust II, Inc. (“SSGT II”) has in the past conducted a private offering to accredited investors only in reliance upon Rule 506(b). The Company believes that statements regarding an ongoing private offering (to the extent one exists) in a public prospectus such as this one may be construed as a “general solicitation” for such a private offering, which could jeopardize the Rule 506(b) exemption. Therefore, the Company respectfully submits that, to the extent SSGT II engages in private offerings, the additional information regarding offering status would be inappropriate.

We respectfully request that you clear this comment.

Our Self Storage Properties

Potential Acquisitions, page 64

5.

Please confirm for us whether you believe it is probable that you will acquire the Las Vegas Property and tell us whether the property will have any rental operations prior to acquisition. If acquisition of the property is probable, and the property has a rental history, please tell us how you considered:

•	including an audited Statement of Revenues and Certain Operating Expenses in accordance with Rule 8-06 of Regulation S-X and

•	giving pro forma effect to the probable acquisition in your pro forma financial statements in accordance with Rule 8-05 of Regulation S-X

RESPONSE: The Company acknowledges this comment and respectfully advises the Staff that the Registration Statement now includes the required financial statements pursuant to Regulation S-X. The Company further notes that, because the Las Vegas Property had less than nine months of rental history as of the Company’s acquisition of such property, the associated financial statements have been presented on an unaudited basis, pursuant to Section 2330.8 of the SEC’s Division of Corporation Finance Financial Reporting Manual (the “FRM”).

When assessing the likelihood of the acquisition of a particular property, we note that Section 2005.4 of FRM does not define the term “probable” but does state that an assessment of probability requires consideration of all available facts. The Company believes that the absence of guidance is consistent with the fact-intensive and subjective nature of the probability determination. The following factors are examples of those considered by the Company in making the determination of whether an acquisition is probable at a given time:

•	whether the Company has sufficient funds to acquire the property without obtaining debt financing;

•	if new debt financing will be used, whether the associated loan documents have been fully or substantially negotiated and material issues resolved and requirements satisfied;

•	if an existing loan encumbering the property will be assumed, whether the lender has approved such assumption and the conditions to such assumption have been satisfied;

•

whether conditions to the acquisition remain to be satisfied in accordance with the applicable property purchase agreement (including completion of due diligence, receipt of appropriate state licenses, and other regulatory approvals);

•	whether the Company’s board of directors has approved the acquisition; and

•	whether there exists a general risk of potential material adverse changes relating to the property, the seller of such property, and certain economic conditions.

Considering those factors collectively and as applicable, the Company did not believe that the acquisition of the Las Vegas Property was probable such that financial statements were required at the time of the initial filing of the Registration Statement. In addition, the Company believed, at the time of its prior filing, that its financial statements alone provided adequate financial information to make an investment decision, as required by FRM 2005.4.

For the foregoing reasons, the Company also did not include any adjustments for the acquisition in its previously filed pro forma financial statements. Nonetheless, as a result of having consummated the acquisition, the Company has revised its pro forma financial statements beginning on page F-57 to include the appropriate adjustments for the acquisition. Please note that pro forma financial statements do not include any of the other potential acquisitions listed in the Registration Statement, as the Registrant does not believe those acquisitions to be “probable,” in accordance with the analysis set forth above.

We respectfully request that you clear this comment.

Potential Acquisitions, page 64

6.

You state on page 65 that, due to the considerable conditions to the consummation of the acquisition of properties, you cannot make any assurances that the closing of any properties is probable. Please revise to briefly describe the considerable conditions to the consummation of these acquisitions.

RESPONSE: The considerable conditions to consummation of acquisitions are those disclosed on page 65. We also direct your attention to our response to Comment #5 above. In response to this comment, we have revised our disclosure as follows:

Due to these considerable conditions to the consummation of the acquisition of properties, we cannot make any assurances that the closing of any properties is probable.

We respectfully request that you clear this comment.

Plan of Operation, page 116

7.

We note the statement on page 117 that although you have not seen a material impact on the demand for self storage space resulting from the covid-19 outbreak, your results of operations could be adversely impacted. Please revise to further clarify the anticipated impact and the ways in which it could affect your operations. In this regard, it appears that affiliated entities have been forced to pause offerings and report that revenues were negatively impacted as a result of covid-19, including with respect to suspension of rate increases and reduced income from late fees.

RESPONSE: In response to your comment regarding programs that have paused offerings, we note on behalf of the Company that the affiliates of the Company that paused their offerings in early 2020 did so as a precautionary measure in the beginning of the COVID-19 pandemic (as did many other non-traded REITs during the same time period), when the potential impact of the pandemic created significant uncertainty in the capital markets. Given the fact that this was a reaction to novel circumstances and general economic conditions at the time, the Company respectfully submits that it would not be illustrative to speculate as to whether or when similar actions may be taken in the future.

In response to the remainder of this comment, we have revised the paragraph cited as follows:

The current COVID-19 pandemic continues to impact the global economy, as well as the United States and the markets in which we will operate. Our rental revenue and operating results will depend significantly on the demand for self storage space. While we have not seen a material impact on the demand for self storage space resulting from the COVID-19 outbreak as of the date of this prospectus, if the outbreak causes weakness in national, regional and local economies that negatively impact the demand for self storage space and/or increase bad debts, our business, financial condition, liquidity, results of operations and prospects could be adversely impacted. In addition, as a result of the COVID-19 pandemic, there have been, and may continue to be, temporary shut downs or restrictions placed on businesses and entities by cities, counties, states, or the federal government. These events may negatively impact the demand for self storage space or the willingness or ability of customers to visit our facilities, which could reduce rental revenue and ancillary operating revenue produced by our facilities. These events may also require us to make certain operational changes such as suspending rate increases and late fees or pausing auctions, which could adversely impact our business, financial condition, liquidity and results of operations.

The ultimate extent and duration of the COVID-19 pandemic could still affect the self storage industry and/or us, potentially by the impact of governmental orders or broader economic conditions, which impact our customers, and in turn could affect our financial condition, collections, liquidity, and results of operations. These potential future developments are uncertain and cannot be predicted. This includes new information that may also emerge concerning the breadth of the COVID-19 outbreak, as well as the actions to contain or treat its impact, including the distribution and broad acceptance of various vaccines for COVID-19 or the efficacy of those vaccines against new COVID-19 variants.

We respectfully request that you clear this comment.

Prior Performance Summary, page 122

8.

You state on page 129 that, in certain instances, your sponsor and its affiliates have agreed to make certain accommodations that benefit the owners of the public programs, such as the deferral of payment or waiver of both asset and property management fees and related reimbursable expenses otherwise payable to your sponsor or its affiliates. We further note your disclosure in your prior performance tables that certain programs appear to have funded all distributions from offering proceeds. Please revise to more specifically quantify and describe any accommodations, including deferral of payment or waiver of fees or expenses, and briefly describe the time periods and facts involving distributions funded principally from non-operating sources, including the conditions that resulted in such distributions being funded from offering proceeds.

RESPONSE: In response to this comment, we have revised the disclosure on page 129 of the prospectus in the “Prior Performance Summary” section as follows:

In certain instances, our sponsor and its affiliates have agreed to make certain accommodations that benefit the owners of these public programs. During the years ended December 31, 2014, 2013 and 2012, one of the public programs sponsored by an affiliate of our sponsor waived certain reimbursements, asset management fees, and property management fees totaling approximately $4.0 million in the aggregate. Although real estate programs in general are subject to being affected by the cyclical nature of the real estate market and general risks associated with investments in real estate, at this time, we are not aware of any major adverse business developments or conditions relative to these public programs, or any other program sponsored or co-sponsored by our sponsor or SAM or its affiliates, that would be material to investors in this offering.

Furthermore, we have revised footnote 3 to Table III of the Prior Performance Tables as follows:

(3)

Distribution data was calculated based on the gross proceeds invested as of the end of each respective period shown. Distributions in excess of cash flow from operations were funded from offering proceeds. For SmartStop Self Storage REIT, Inc. and Strategic Storage Trust IV, Inc., the years in which distributions were funded from offering proceeds represent years in which each company was still in its offering phase. For Strategic Storage Growth Trust, Inc. and Strategic Storage Growth Trust II, Inc., all or a portion of distributions were paid from offering proceeds for all years due to each company’s strategy of acquiring a portfolio growth self storage properties with the objective of stabilizing and growing revenue after acquisition.

We respectfully request that you clear this comment.

Share Repurchase Program, page 174

9.	Please revise the fifth paragraph to clarify whether and where you will provide a website or other means for investors to determine current and prior NAV.

RESPONSE: In response to this comment, please be advised that the Company will disclose its net asset value, when such value is determined, in an Annual Report on Form 10-K, a Quarterly Report on Form 10-Q, and/or a Current Report on Form 8-K, publicly filed with the SEC. The Company does not believe it is necessary to provide a website with this information, as the net asset value will be determined on an annual basis rather than a quarterly or monthly basis like many of the non-traded “NAV REITs” currently conducting public offerings. We respectfully request that you clear this comment.

STRATEGIC STORAGE TRUST VI, INC. AND SUBSIDIARIES UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Unaudited Consolidated Balance Sheet - Pro Forma Adjustments, page F-30

10.	Please revise note (h) to include disclosure of the percentage ownership SmartStop OP acquired in your Operating Partnership.

RESPONSE: Please note that the Company has updated its pro forma financial statements, such that note (h) no longer appears in the same format as in the initial Registration Statement. However, in an attempt to resolve this comment, we have included the requested information in the discussion of SmartStop OP’s investment in the Company’s operating partnership contained within the pro forma financial statements, as well as in the prospectus. We respectfully request that you clear this comment.

Exhibits

11.	Please revise the subscription agreement provided as Appendix A to be in legible font. Currently due to format and size the text is not legible.

RESPONSE: In response to this comment, the Company respectfully submits that the format and size of the subscription agreement is legible as-is. We note that the subscription agreement pages are provided as images within the EDGAR filing due to formatting limitations as it relates to ..pdfs, and that the pages of the subscription agreement are legible when printed in 8.5”x11” format. The Company hereby undertakes to separately provide the subscription agreement to the SEC in PDF format for consideration. We respectfully request that you clear this comment.

General

12.

Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust

II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

RESPONSE: In response to this comment, the Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the Company’s share redemption program. We will contact the Division’s Office of Mergers and Acquisitions on behalf of the Company if we have any questions regarding whether the Company’s share redemption program is consistent with relief previously granted by the Division of Corporation Finance. We respectfully request that you clear this comment.

13.

We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

RESPONSE: In response to this comment, the Company acknowledges that it is responsible for analyzing the applicability of Regulation M to the Company’s share redemption program. We will contact the Division of Market Regulation on behalf of the Company if we have any questions regarding whether the Company’s share redemption program is consistent with relief previously granted by the Division of Market Regulation. We respectfully request that you clear this comment.

Additional Comments

Pursuant to our telephone conversation on June 28, 2021, we hereby advise the Staff as follows with respect to the additional verbal comments:

14.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: In response to this comment, we hereby confirm on behalf of the Company that, as of the date of this letter, no written communications have been presented to potential investors in reliance on Section 5(d) of the Securities Act. On behalf of the Company, we hereby undertake to provide you with copies of such written communications or research reports to the extent they are generated and used in connection with this offering.

15.

Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5. Please also confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

RESPONSE: In response to this comment, we hereby confirm on behalf of the Company that we will provide you with all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including materials intended for broker-dealer use only, prior to the use of such sales materials.

Additionally, all such sales materials will set forth a balanced presentation of the risks and rewards to investors and will not contain any information or disclosure that is inconsistent with or not also provided in the prospectus, consistent with Item 19.D of Industry Guide 5.

16.

We note that you intend to reimburse your advisor for personnel costs. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the asset management fee, incentive fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of your principal executive officer, principal financial officer and any other named executive officer.

RESPONSE: The Company acknowledges this comment and respectfully advises the Staff that disclosure for Operating Expenses on page 99 currently says that the Company will reimburse its advisor for the salaries and benefits to be paid to its named executive officers. The Company does not feel any additional disclosure on this point is necessary. In addition, the Company confirms that, to the extent required by Item 402 or Item 404 of Regulation S-K, it will disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the asset management fee, incentive fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of its principal executive officer, principal financial officer and any other named executive officer. We respectfully request that you clear this comment.

If you have any questions, or require any additional information or documents, please contact the undersigned (404.322.6208; erin.reevesmcginnis@nelsonmullins.com) or Mike Rafter (404.322.6627; mike.rafter@nelsonmullins.com).

Sincerely,

Erin Reeves McGinnis